December 1, 2022	Orrick, Herrington & Sutcliffe LLP The Orrick Building 405 Howard Street San Francisco, CA 94105-2669 +1 415 773 5700 orrick.com

Frank Knapp, Staff Accountant

Jennifer Monick, Assistant Chief Accountant

Office of Real Estate & Construction

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Brett Cooper E bcooper@orrick.com D +1 415 773 5918 F +1 415 773 5759

Re:	Marcus & Millichap, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2021
Filed March 1, 2022
File No. 001-36155

Dear Mr. Knapp and Ms. Monick:

Marcus & Millichap, Inc. (the “Company”) responds to your comment letter dated November 17, 2022. We have repeated your comment below followed by the Company’s response.

Form 10-K for the year ended December 31, 2021

Comment:

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations Material Cash Requirements, page 50

1. We note your disclosure on page 50 that you have a material cash requirement of $69,256,000 for deferred commissions payable. We further note your disclosure at the top of page F-27 indicates that deferred commissions payable is the aggregate of $110,769,000 and $31,697,000. Please tell us the nature of the difference between the amounts for deferred commissions payable on page 50 and page F-27.

Response:

Commissions paid to our investment and financing professionals are generally settled soon after the closing of a transaction. Under certain contracts with our investment sales and financing professionals, a portion of commissions earned may be deferred for one to three years. We have included these deferred commissions in our material cash requirements disclosure included in the table on page 50. In this disclosure, the Company has not included recurring operating liabilities, such as accounts payable and recurring commissions related to transactions that closed before year-end but the corresponding payment

Frank Knapp

Jennifer Monick

December 1, 2022

of commissions to the investment sales and financing professionals had not yet taken place. The disclosure of commissions payable to investment sales and financing professionals included in the table on the top of page F-27 includes the current and non-current portions of the deferred commissions payable as well as recurring commissions payable of $73,210,000 related to closed transactions typically settled soon after closing.

If you have any questions about this filing or the Company’s response, please contact Steven DeGennaro, the Company’s Chief Financial Officer at (818) 212-2286 or me at (415) 773-5918 or bcooper@orrick.com.

Sincerely,

/s/ Brett Cooper
Brett Cooper

cc:	Mr. Steven F. DeGennaro, Chief Financial Officer